                                                                      Exhibit CC

                                Member Agreement

                  MEMBER AGREEMENT, dated as of May 16, 2002 (this "Agreement"), among The Goldman Sachs Group, Inc., a Delaware corporation ("Acquiror"), the signatory hereto, who is the owner of that membership interest ("Membership Interest") of Walter N. Frank & Co., LLC, a New York limited liability company (the "Company"), set forth next to such signatory's name on Exhibit A ("Member"), and, for purposes of Section 1(b) hereof only, the Company.

                                    RECITALS

Acquiror and the Company entered into an Agreement and Plan of Merger, dated as of the date hereof, a copy of which is attached hereto as Exhibit B (the Agreement and Plan of Merger, including all annexes and schedules thereto, as it may be amended from time to time, the "Merger Agreement"), and, subject to the terms and conditions contained in the Merger Agreement, intend to effect the merger (the "Merger") of NewCo with and into the Company. Capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement.

Upon the consummation of the Merger, the Merger Agreement provides for the conversion of Member's Membership Interest into such amount of cash and/or shares of Acquiror Common Stock (the "Shares"), as is provided in the Merger Agreement. Member will derive substantial value from Acquiror's execution, delivery and performance of the Merger Agreement.

As an inducement to, and a condition of, Acquiror's willingness to enter into the Merger Agreement, and having reviewed the Merger Agreement and the terms of the proposed Merger, Member is executing this Agreement for the benefit of Acquiror, the Firm (as hereinafter defined), and each Acquiror Party.

                  NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in the Merger Agreement, and intending to be legally bound hereby, Member agrees as follows:

                  1. Adoption of Merger Agreement; Irrevocable Proxy; Termination. (a) Member hereby (i) adopts and approves the resolutions attached hereto as Exhibit C and adopts and consents to the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger and the amendments to the Operating Agreement contemplated by the Merger Agreement, in accordance with the provisions of Section 407 of the New York Limited Liability Company Law and Section 5.7 of the Operating Agreement, (ii) agrees to grant to Acquiror, upon request by Acquiror, an irrevocable proxy in the form of Exhibit D, which shall be deemed to be coupled with an interest, with respect to Member's Membership Interest, to adopt or approve such matters described in clause (i) of this Section 1(a), (iii) agrees to vote against, and to withhold consent from, any action or proposal that could compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the transactions contemplated by the Merger Agreement (including all exhibits and annexes thereto), including, without limitation, the Merger, (iv) consents to the replacement of the Managers by SLK, or another Affiliate of Acquiror designated by Acquiror, as the sole Manager of the Company, such replacement to be effective as of the Effective Time, and (v) consents to the making by the Company of any or all of the determinations provided for in Section 3.01 of the Merger Agreement which may affect the Cash Consideration, Stock Consideration and/or Merger Consideration that Member is to receive in the Merger. For the avoidance of doubt, and without limiting in any respect the effect of clause (a)(i) of this Section 1, Member hereby approves and consents to the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including all exhibits and annexes thereto, substantially in the form of Exhibit B, with such changes as the Authorized Agents (as such term is defined in the resolutions attached hereto as Exhibit C) may approve, and to any and all amendments, waivers and supplements to the Merger Agreement or any of such exhibits and annexes as may be entered into or delivered from time and time after the date of this Agreement. To the extent necessary and as permitted by applicable law, Member hereby also irrevocably (i) waives any notice, or requirement thereof, with respect to any meeting of the Members or other proceeding for the purpose of adopting and approving the Merger Agreement, the Merger or any related matters and (ii) acknowledges that Member will not have, and expressly waives, any dissenters' or similar rights in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement. Member acknowledges and agrees that the Company Representatives may elect to establish an escrow arrangement in order to pay the costs and expenses of the Company and the Members in connection with the transactions contemplated by the Merger Agreement, and that a portion of Member's Merger Consideration may be paid directly to the escrow account established pursuant to such escrow arrangement and disbursed in accordance with the terms of such escrow arrangement. If the Merger Agreement is properly terminated for any reason in accordance with its terms and the Merger is not consummated, this Agreement shall terminate concurrently with such termination of the Merger Agreement.

                  (b) The Company hereby acknowledges receipt and delivery at its principal place of business of an executed copy of this Agreement sufficient to comply with Section 407(b) of the New York Limited Liability Company Law.

                  2. Cooperation and Support; HSR; No Transfer of Membership Interest. (a) Member agrees to use Member's reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the transactions contemplated by the Merger Agreement as promptly as practicable and otherwise to enable consummation of the transactions contemplated thereby. Without limitation of the foregoing, Member will timely execute and deliver all Supplemental Agreements, if any, to which it is to be a party as provided in the Merger Agreement.

                  (b) Each Member, if any, who will be considered an "acquiring person" under the rules and regulations promulgated under the HSR Act, in connection with the consummation of the transactions contemplated by the Merger Agreement, agrees to use its reasonable best efforts to file a Notification and Report Form under the HSR Act with respect to the transactions contemplated by the Merger Agreement as soon as practicable after the date hereof, but in no event later than ten (10) business days after the date hereof.

                  (c) From and after the date hereof, and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Member shall not Transfer (as hereinafter defined), directly or indirectly, all or any portion of its Membership Interest without Acquiror's prior written consent, provided, however, that in the event of such Member's death prior to the Effective Time, Member's Membership Interest may be transferred in accordance with the Operating Agreement.

                  (d) Member hereby agrees that from and after the date hereof, until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Member will not, in any manner, directly or indirectly (including through advisors, agents or other intermediaries), take any action to seek, encourage, support or discuss any offer from any corporation, partnership, person or other entity or group (other than Acquiror) to acquire any direct or indirect Company Membership Interests, to merge the Company or any Affiliate of the Company with any such person, or to otherwise acquire any significant portion of the assets of the Company.

                  (e) Member hereby agrees to execute and deliver to Acquiror at the Closing, a counterpart of the Acquiror Shareholders Agreement if requested to do so by Acquiror, which agreement when so executed and delivered shall be in full force and effect.

                  (f) At any time after the date hereof, Member shall promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Acquiror and necessary for Member to satisfy its obligations hereunder.

                  3. Representations, Warranties and Agreements. Member represents and warrants to, and agrees with, Acquiror as follows:

                  (a) Member has all requisite power and authority to execute and deliver this Agreement and to perform all of the obligations imposed upon Member hereunder. Member is the lawful record and beneficial owner of Member's Membership Interest set forth next to Member's name in Exhibit A hereto, free and clear of all Liens, other than Liens created by the Constitutive Documents of the Company; no other person has an interest, legal, beneficial or otherwise, in Member's Membership Interest and no consent of any other person is required for the execution and delivery by Member of, and performance by Member of its obligations under, this Agreement and the Merger Agreement. Without limiting the foregoing, no person has any rights with respect to Member's Membership Interest or the cash or Shares to be issued to Member pursuant to the Merger Agreement under any community property or similar legal provision or concept. There are no actions, suits or proceedings pending or, to Member's knowledge, threatened against or affecting Member or the assets of Member in any court or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality which is reasonably likely to materially impair, restrict or delay the ability of Member to perform Member's obligations under this Agreement and the Merger Agreement or would make this paragraph untrue in any material respect. This Agreement constitutes the valid and legally binding agreement of Member, enforceable in accordance with its terms except as the enforceability hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to the enforcement of creditors' rights generally and by general principles of equity.

                  (b) The execution, delivery and performance of this Agreement do not and will not (1) constitute a breach or violation of, or a default under, or cause or allow the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to any law, rule or regulation or any judgment, decree, order, governmental or non-governmental permit or license, or any Contract to which Member is a party or to which Member or any of Member's assets are subject or bound or (2) require any consent or approval of any other person under any such law, rule, regulation, judgment, decree, order, governmental or non-governmental permit, license or Contract, in each case, which would materially impair, restrict or delay the ability of Member to perform Member's obligations under this Agreement.

                  (c) Member will acquire any Shares which it is acquiring in the Merger for Member's own account and not with a view to, or for resale in connection with, the distribution thereof and Member has no present intention of selling, Transferring, granting any participation in, or otherwise distributing the Shares except in conformity with the Securities Act and other applicable federal and state securities laws (the "Securities Laws").

                  (d) Member has read and fully understands this Agreement, the Merger Agreement and the terms of the proposed Merger. The SEC Documents related to Acquiror have been made available to Member, and Member understands and has evaluated the risks of an investment in the Shares. Member has been given the opportunity to ask questions of, and receive answers from, Acquiror and its representatives concerning the matters pertaining to Member's investment in the Shares and has been given the opportunity to review such additional information as was necessary to evaluate the merits and risks of an investment in the Shares. Member can bear the economic risk of an investment in the Shares.

                  (e) If Member is acquiring any Shares in the Merger, it is an "accredited investor" as defined in Regulation D, which has been adopted by the SEC under the Securities Act. The information relating to Member set forth in the questionnaire attached hereto as Exhibit E and forming a part of this Agreement is complete and accurate as of the date hereof.

                  (f) Member understands that any Shares which it is acquiring in the Merger will be characterized as "restricted securities" under the Securities Laws in that they are being acquired from Acquiror in a transaction not involving a public offering and that, consequently, the Shares may not be resold without first being registered under the Securities Laws, except in certain limited circumstances. Specifically, Member is familiar with Rules 144 and 145 under the Securities Act and understands, and agrees to comply with, the resale limitations imposed thereby, by the legends described in paragraph (g) below and by the Securities Laws generally and to cause any other person who has an interest in such Shares to so comply.

                  (g) Member understands and agrees that any certificates issued to Member representing Shares acquired in the Merger will bear the following legends and such other legends as Acquiror may reasonably deem necessary or desirable:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A MEMBER'S AGREEMENT WITH THE GOLDMAN SACHS GROUP, INC. (THE "MEMBER'S AGREEMENT")[, AND A SHAREHOLDERS' AGREEMENT AMONG THE GOLDMAN SACHS GROUP, INC. AND THE PERSONS NAMED THEREIN (THE "SHAREHOLDERS' AGREEMENT")], COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE GOLDMAN SACHS GROUP, INC., AND WHICH, AMONG OTHER MATTERS, PLACE RESTRICTIONS ON THE [VOTING AND] DISPOSITION OF SUCH SECURITIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE INDIRECTLY

                  OR DIRECTLY SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF, INCLUDING ANY DISPOSITION OF THE ECONOMIC OR OTHER RISKS OF OWNERSHIP THROUGH HEDGING TRANSACTIONS OR DERIVATIVES INVOLVING SUCH SECURITIES, ONLY IN ACCORDANCE WITH THE PROVISIONS OF THE MEMBER'S AGREEMENT [AND THE SHAREHOLDERS' AGREEMENT]."

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR OTHER SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, EXCHANGED, TRANSFERRED, ASSIGNED, PLEDGED, PARTICIPATED, HYPOTHECATED OR OTHERWISE DISPOSED OF (EACH A "TRANSFER") EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND, IF APPLICABLE, SUCH OTHER SECURITIES LAWS AND FOLLOWING RECEIPT BY THE GOLDMAN SACHS GROUP, INC. OF A LEGAL OPINION IN FORM AND SUBSTANCE SATISFACTORY TO IT THAT SUCH TRANSFER IS PERMITTED."

The foregoing legends will be removed from a Share certificate at the request of Member or another holder thereof in connection with the proposed transfer thereof only upon satisfaction of Acquiror that such legend is no longer required or appropriate, including, in the case of the Securities Laws legend, receipt by Acquiror of an opinion of counsel, in form and substance satisfactory to Acquiror, to the effect that registration under the Securities Act is unnecessary in respect of such proposed transfer, in reliance upon SEC Rule 144 or 145 under the Securities Act, and that such legend is not required by law to appear on such certificate.

                  Member agrees and consents to the entry of stop transfer orders against the transfer of Shares subject to transfer restrictions.

                  (h) Member meets any suitability standards imposed by the state of Member's residence or imposed by any other applicable laws.

                  (i) From and after the date hereof, and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Member agrees to comply with the restrictions on hedging and pledging contained in Exhibit F hereto; it being understood that Member shall in no event on or after the date hereof, commence any activities that involve the disposition of the economic or other risks of ownership through hedging transactions or derivatives involving Acquiror securities or Member's Membership Interest.

                  (j) Member has not, and through the Closing Date will not have, made any election, taken any action, filed any Tax Return or filed or provided any other document to any taxing authority that is inconsistent with the Tax Returns filed and furnished by the Company or the treatment of the Company as a partnership for U.S. federal, state and local Tax purposes, and Member agrees that the foregoing representations shall be subject to the same indemnification provisions as contemplated by Section 15 herein.

                  (k) Member will not make any election, take any action or take any position on any Tax Return or any other document filed or provided to any taxing authority that is inconsistent with any Tax Return filed with any taxing authority, or furnished to such Member, by or on behalf of the Company or the Surviving LLC, provided that Acquiror and its Affiliates, as applicable, have complied with the procedures set forth in Sections 7.02(c) and 7.02(f) of the Merger Agreement; and provided, further that Member shall file its Tax Returns and any other documents consistent with Section 7.02(b) of the Merger Agreement.

                  (l) Member agrees to provide, and to use its reasonable best efforts to cause its respective relatives and affiliates to provide, any document or take any other action reasonably requested by Acquiror (or Acquiror's designees) in connection with any Tax matters relating to the Company and the Surviving LLC.

                  4. Restrictions on Transfer. (a) Member agrees that any Shares that it is acquiring in the Merger may be Transferred only as follows:

                  (i) 331/3% of such Shares may be Transferred at any time after the first anniversary of the Closing Date;

                  (ii) an additional 331/3% of such Shares may be Transferred at any time after the second anniversary of the Closing Date; and

                  (iii) all of such Shares may be Transferred at any time after the third anniversary of the Closing Date.

                  For purposes of this Agreement, the term "Transfer" means any direct or indirect sale, transfer, pledge or other disposition of securities of Acquiror or Member's Membership Interests, as the case may be, including any disposition of the economic or other risks of ownership through hedging transactions or derivatives involving Acquiror securities or Member's Membership Interests; provided, however, that in the event of such Member's death during the term of this Agreement, a portion of such Member's Shares may be transferred to the extent necessary to generate cash to pay federal and state estate taxes applicable to the value of the Shares in such Member's estate that are still subject to transfer restrictions under Section 4(a) of this Agreement.

                  (b) Member agrees that, if it acquires any Shares in the Merger, at any time Member is employed by the Firm, Member will:

                  (i) comply with respect to all such Shares with Transfer restrictions related to future primary or secondary offerings of Shares if requested to do so by Acquiror;

                  (ii) comply with restrictions that may be imposed by Acquiror from time to time to enable Acquiror or another party to account for a business combination using the pooling-of-interests or any other then available method of accounting;

                  (iii) be subject to the same internal compliance and trading policies as are in effect from time to time for similarly situated employees of Acquiror; and

                  (iv) comply with the hedging and pledging restrictions of Acquiror relating to securities of Acquiror and financial services companies as are in effect from time to time for managing directors of Acquiror.

                  References in this Section 4 to "Shares" shall be deemed to also refer to securities received in exchange for Shares on the same basis as provided in Section 6.4 of the Acquiror Shareholders Agreement.

                  5. Confidential Information; Return of Materials. (a) In the course of involvement in the Firm's activities or otherwise, Member has obtained or may obtain confidential information concerning the Firm's businesses, strategies, operations, financial affairs, organizational and personnel matters (including information regarding any aspect of Member's tenure as a member in, or officer or employee of, the Firm or of the termination of such membership, officership or employment), policies, procedures and other non-public matters, or concerning those of third parties. Such information ("Confidential Information") may have been or be provided in written or electronic form or orally. Without prejudice to or limitation on any other confidentiality obligations imposed by agreement or by law, Member hereby undertakes to use and protect Confidential Information in accordance with any reasonable restrictions placed on its use or disclosure. Without limiting the foregoing, except as authorized by the Firm or as required by law, Member may not disclose, directly or indirectly, any Confidential Information, or any information derived therefrom, in whatever form, to any person unless such person is a director, officer, partner, employee, attorney or agent of the Firm and, in Member's reasonable good faith judgment, has a need to know the Confidential Information or information derived therefrom in furtherance of the business of the Firm. The foregoing obligations will survive, and remain binding and enforceable notwithstanding any termination of Member's employment with the Firm and any settlement of the financial rights and obligations arising from Member's employment with the Firm. Without limiting the foregoing, the existence of, and any information concerning, any dispute between Member and the Firm shall constitute Confidential Information except that Member may disclose information concerning such dispute to the arbitrator or court that is considering such dispute, or to Member's legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute).

                  (b) Upon the termination of Member's employment with the Firm, Member shall promptly deliver to Acquiror all correspondence, drawings, manuals, letters, notes, notebooks, reports, flow-charts, programs, proposals and any documents concerning Clients (as defined herein), Client lists and all other paper and/or electronic documents, records or files, and all copies thereof, relating to the operation, products, processes, business or Clients of the Firm and, without limiting the foregoing, will promptly deliver to Acquiror any and all other documents, electronic records or materials containing or constituting Confidential Information.

                  (c) For purposes of this Agreement, "Firm" means (i) prior to the consummation of the Merger, the Company and its Affiliates, and (ii) from and after the consummation of the Merger, Acquiror and its Subsidiaries and Affiliates (including the Company).

                  6. Noncompetition. (a) In view of Member's importance to the Firm, Member hereby agrees that the Firm would likely suffer significant harm from Member's competing with the Firm for some period of time following the consummation of the Merger, and at any time prior to the date of termination specified in the notice of termination pursuant to Section 10 hereof (the "Employment Period") and for some time thereafter, and Member understands that Acquiror would not have agreed to acquire the Company and its business unless Member entered into this Agreement. Moreover, Member recognizes and agrees that the business activities of the Firm are worldwide and that the restrictions on competition included herein are commensurate in geographic scope with those activities. Accordingly, Member hereby agrees that commencing at the time of consummation of the Merger, Member will not, without the written consent of Acquiror, until the later of (x) three years following the Effective Time and (y) two years following the date of termination of the Employment Period (such later date is referred to as the "Expiration Date"):

              (1) form, or acquire a 5% or greater equity ownership (including, for this purpose, stock options, warrants and other rights, whether or not exercisable), voting or profit participation interest in, any Competitive Enterprise (as defined below) (it being understood that the maintenance by Member of his existing ownership interest in Auerbach Grayson & Co., Inc. ("Auerbach") shall not be deemed to violate the provisions of this Section 6; provided, that Member shall maintain his ownership interest in Auerbach solely as a passive investment and shall not devote any of Member's time, labor, skill or energies to the business and affairs of Auerbach); or

              (2) associate (including, but not limited to, association as an officer, employee, partner, director, consultant, agent or advisor) with any Competitive Enterprise and in connection with such association engage in, or directly or indirectly manage or supervise personnel engaged in, any activity

                   (i) which is similar or substantially related to any activity in which Member was engaged, in whole or in part, at the Firm,

                   (ii) for which Member had direct or indirect managerial or supervisory responsibility at the Firm, or

                   (iii) which calls for the application of the same or similar specialized knowledge or skills as those utilized by Member in Member's activities with the Firm,

         at any time during the one-year period immediately prior to the date of termination of Member's employment with the Firm (or, in the case of an action taken during the Employment Period, during the one-year period immediately prior to such action), and, in any such case, irrespective of the purpose of the activity or whether the activity is or was in furtherance of advisory, agency, proprietary or fiduciary business of either the Firm or the Competitive Enterprise.

         (By way of example only, this provision precludes an information systems professional for the Firm from joining a management or other consulting firm and providing information technology consulting services or advice to any Competitive Enterprise.)

              (b) For purposes of this Agreement, a "Competitive Enterprise" is a business enterprise that (1) engages in any activity, or (2) owns or controls a significant interest in any entity that engages in any activity, that, in either case, competes anywhere with any activity in which the Firm is engaged. The activities covered by the previous sentence include, without limitation, financial services such as investment banking, public or private finance, lending, financial advisory services, private investing (for anyone other than Member and members of Member's family), merchant banking, asset or hedge fund management, insurance or reinsurance underwriting or brokerage, property management, or securities, futures, commodities, energy, derivatives or currency brokerage, sales, market making, lending, custody, clearance, settlement or trading.

                  If Member is employed by the Firm immediately following the Effective Time and the Firm terminates Member's employment with the Firm without Cause, the Firm may only enforce the provisions of this Section 6 for so long as the Firm continues to pay Member the same base salary (i.e., excluding any incentive, bonus or similar compensation) Member was receiving immediately prior to such termination. In determining whether the Firm has paid Member's base salary for any period, the Firm shall receive credit for any payments under any severance, salary continuation or similar plan or arrangement.

                  For the purposes of this Section 6 and Section 10 only, "Cause" means (i) Member's conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (A) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting or extortion, or
(B) on a felony charge or (C) on an equivalent charge to those in clauses (A) and (B) in jurisdictions which do not use those designations; (ii) Member's engaging in any conduct which constitutes an employment disqualification under applicable law (including statutory disqualification as defined under the Exchange Act); (iii) Member's willful or grossly negligent failure to perform Member's duties to the Firm; (iv) Member's violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which Acquiror or any of its subsidiaries or affiliates is a member; (v) Member's violation of any Firm policy concerning hedging or confidential or proprietary information, or Member's material violation of any other Firm policy as in effect from time to time; (vi) Member's engaging in any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of the Firm; or (vii) Member's engaging in any conduct detrimental to the Firm. The determination as to whether "Cause" has occurred shall be made by management of Acquiror in its sole discretion.

              7. Nonsolicitation of Clients. (a) Member hereby agrees that during the Employment Period and thereafter until the Expiration Date, Member will not, in any manner, directly or indirectly, (1) Solicit a Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Firm, or (2) interfere with or damage (or attempt to interfere with or damage) any relationship between the Firm and a Client.

              (b) For purposes of this Agreement, the term "Solicit" means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, encouraging, counseling, inducing or requesting any person or entity, in any manner, to take or refrain from taking any action.

              (c) For purposes of this Agreement, the term "Client" means any client or prospective client of the Firm to whom Member provided services, or for whom Member transacted business, or whose identity became known to Member in connection with Member's relationship with or employment by the Firm.

              8. Nonsolicitation of Employees. Member hereby agrees that during the Employment Period and thereafter until the Expiration Date, Member will not, in any manner, directly or indirectly, Solicit any employee of the Firm to resign from the Firm or to apply for or accept employment with any Competitive Enterprise.

              9. Damages. (a) Member acknowledges that Acquiror would not have entered into this Agreement or the Merger Agreement in the absence of Member's agreement to the provisions of this Section 9 and the Covenants (as defined in Section 17 hereof) and Member further acknowledges that such compliance with such Covenants is an important factor to the continued success of the Firm's operations and its future prospects. Member and Acquiror agree that upon the occurrence of any of the following events, the damages to the Firm would be material, but that the amount of such damages would be uncertain and not readily ascertainable. Accordingly, Member and Acquiror agree that, if, prior to the fifth anniversary of the date of this Agreement, Member breaches any of the Covenants set forth in Section 6, 7 or 8, as determined by management of Acquiror in its good faith judgment, Acquiror will be entitled to receive immediately following such determination and written demand therefor, and Member will make, within ten business days after written demand has been received, a payment in cash or Acquiror Common Stock (valued at the average closing per share price of Acquiror Common Stock for the five trading days immediately preceding the date of payment under this Section 9(a)) in such combination of cash and/or Acquiror Common Stock as Member shall determine as and for liquidated damages (the "Liquidated Damages") in the amount set forth in Exhibit G attached hereto, which amount shall be the aggregate amount of liquidated damages due for all such breaches prior to the fifth anniversary of this Agreement.

                  The payment of any amount as liquidated damages will not be construed as a release or waiver by Acquiror of the right to prevent the continuation of any such violation of such Covenants in equity or otherwise. In addition, Member and Acquiror agree that it would be too speculative to attempt to determine any amount of liquidated damages that would be applicable following the fifth anniversary of the date of this Agreement, and that any damages payable as a result of any breach following such date shall be determined without regard to this Section 9.

              (b) Member and Acquiror agree that the Liquidated Damages are reasonable in proportion to the probable damages likely to be sustained by the Firm if Member breaches at any time prior to the fifth anniversary of this Agreement any of the Covenants set forth in Sections 6, 7 and 8 hereof, that the amount of actual damages to be sustained by the Firm in the event of such breach is incapable of precise estimation and that such cash and/or Acquiror Common Stock payments are not intended to constitute a penalty or punitive damages for any purposes.

              (c) Member acknowledges and agrees that Member's payment obligations under this Section 9 will be full recourse obligations and will be secured pursuant to a Pledge Agreement, in substantially the form set forth as Exhibit H hereto (the "Pledge Agreement"). Member agrees to execute and deliver to Acquiror a Pledge Agreement prior to the Closing.

              (d) Member acknowledges and agrees that any cash and/or Acquiror Common Stock payment of Liquidated Damages pursuant to this Section 9 shall be in addition to, and not in lieu of, any forfeitures of awards (required pursuant to the terms of any such awards) that may be granted to Member in the future under one or more of the Firm's compensation and benefit plans.

              10. Employment with the Firm. (a) Member acknowledges that Acquiror would not have entered into this Agreement or the Merger Agreement in the absence of Member's agreement to the provisions of this Section 10, and Member further acknowledges that such Member's continued employment with the Firm through the first anniversary of the Effective Time is essential to assure the proper integration of the business operations of the Company into the Firm and is an important factor to the continued success of the Firm's operations and its future prospects. Accordingly, Member hereby agrees to remain employed with the Firm for the period commencing on the Effective Time through the first anniversary of the Effective Time (the "Initial Employment Period"). Notwithstanding the foregoing, Member acknowledges and agrees that such employment shall be subject to this Agreement and to terms and conditions that are consistent with other offers to new employees of the Firm, including, without limitation, a background check and compliance with the Firm's policies and procedures. After the Initial Employment Period (unless otherwise agreed by Member and the Firm in writing), there will be no set term of employment. The Firm may terminate Member's employment at any time during or after the Initial Employment Period for any reason, or for no reason, and Member may terminate employment for any reason, or no reason, after the Initial Employment Period. Such termination shall be effected only by giving not less than ninety (90) days' prior written notice of termination; provided, however, that (i) the Firm may elect to place Member on paid leave for all or any part of such 90-day period; (ii) no advance notice need be given by the Firm to Member in connection with a termination of Member's employment for Cause or on account of Disability; and (iii) as long as the 90 days' prior written notice is given, Member may terminate his or her employment during the Initial Employment Period on account of Good Reason, Disability or with Acquiror's written consent. For purposes of this Section 10, "Good Reason" means, without the consent of Member, (i) a materially adverse alteration in Member's position or in the nature or status of Member's responsibilities from those in effect immediately after the Effective Time, or (ii) the Firm's requiring Member's principal place of employment to be located more than seventy-five (75) miles from the location at which Member is principally employed immediately after the Effective Time (except for required travel on the Firm's business to an extent substantially consistent with Member's customary business travel obligations in the ordinary course of business prior to the Effective Time). For purposes of this Section 10, "Disability" means Member's absence from employment for at least 180 days in any 12-month period as a result of Member's incapacity due to mental or physical illness or incapacity, as reasonably determined by the Firm.

              (b) During the Employment Period: (i) Member will have such duties and responsibilities as the Firm may from time to time determine; (ii) Member will devote his or her entire working time, labor, skill and energies to the business and affairs of the Firm, provided, however, that Member shall not be prohibited from making passive personal investments or conducting private affairs if those activities are consistent with the Firm's policies and do not interfere with the services required under this Agreement; and (iii) Member will be paid such base salary and other compensation as shall be separately communicated to him.

              11. Transfer of Client Relationships. (a) During the Coverage Period, Member hereby agrees to take all actions and do all such things as may be reasonably requested by the Firm from time to time to maintain for the Firm the business, goodwill, and business relationships with any of the Firm's Clients with whom Member worked during the term of Member's employment with the Firm.

              (b) For purposes of this Agreement, the term "Coverage Period" means, the 90-day period beginning on the date on which notice of Member's termination of employment is delivered to or by the Firm pursuant to Section 10, or in the case of termination of Member's employment by the Firm for Cause or on account of Disability, the 90-day period beginning on the date of termination of employment.

              12. Prior Notice Required. Member hereby agrees that prior to accepting employment with any other person or entity prior to the date of termination of Member's obligations hereunder, Member will provide such prospective employer with written notice of the provisions of this Agreement, with a copy of such notice delivered simultaneously to the General Counsel of Acquiror.

              13. Non-Disparagement. Member hereby acknowledges and agrees that Member will not make, either by himself or herself, as applicable, or through an agent, employee, representative or any other third party, any oral or written statements which are or could reasonably be interpreted to be of a negative or critical nature concerning the Firm, including, but not limited to, statements or omissions regarding its business practices, events in the workplace, and/or his or her treatment by the Firm, to anyone other than in private and privileged conversations with his or her spouse or legal advisor, or as required by law.

              14. Non-Compliance Period. The time periods for the restrictions referred to in Sections 6, 7 and 8 shall be extended, respectively, by a number of days equal to the number of days of non-compliance.

              15. Indemnification. Member hereby agrees that it shall indemnify each Acquiror Party as an Indemnifying Party as set forth in Articles 7 and 9 of the Merger Agreement. If an indemnification claim (an "Indemnification Claim") is made pursuant to the Merger Agreement, Member agrees that, unless Acquiror delivers consent in writing, the Company Representatives (as defined in the Merger Agreement) shall have the sole and exclusive power and authority to contest, defend and settle each Indemnification Claim on behalf of Member. In addition, for purposes of Article 7 of the Merger Agreement, Member agrees that, unless Acquiror delivers consent in writing, the Company Representatives shall have sole and exclusive power and authority over tax matters reserved to the Company Representatives under the Merger Agreement. In furtherance thereof, Member agrees that (i) any action by either of the Company Representatives shall be conclusively binding on Member and (ii) Stephen H. Frank and John G. Ketterer III shall be the initial Company Representatives, and Member agrees to take all action necessary to cause the Company to designate Stephen H. Frank and John G. Ketterer III as the Company Representatives under the terms of the Merger Agreement.

              16. Taxes.

              (a) Tax Returns. Member hereby agrees to prepare and file (or cause to be prepared and filed) when due (taking into account any applicable extensions) all of his, her or its Tax Returns related to periods during which the Merger occurs, and Member will timely pay all Taxes reflected on such Tax Returns (or which are due with respect to such Tax Returns after adjustment by any taxing authority). Member further agrees to cooperate with Acquiror and to provide Acquiror with any documentation as reasonably requested in establishing the timely filing of such Tax Returns and timely payment of such Taxes. In addition, Member agrees to prepare and file in a timely fashion any IRS forms relating to the allocation of Merger Consideration, to the extent applicable, in accordance with Section 7.02(f) of the Merger Agreement and the Code. In the event that the Merger Consideration is adjusted after the Closing Date, Member agrees to revise and amend any such IRS forms, to the extent applicable, in the same manner and according to the same procedure.

              (b) Tax Treatment of the Common Stock. Member agrees that any Acquiror Common Stock subject to the restrictions on Transfer (as described in Section 4 herein) and received by the Members in the Merger will be valued for all U.S. federal income tax purposes at 100% of the mean of the high and low of the trading price of the Acquiror Common Stock on the Closing Date.

              (c) Cooperation. Member agrees to cooperate with the Company Representatives, Acquiror, the Surviving LLC and the Tax Matters Partner (as defined in Section 6231(a)(7) of the Code) (or its designee), as applicable, to the extent reasonably requested in any Tax audit, examination or other proceeding involving the Company for any taxable period that relates to periods prior to the Closing. Member further agrees that the existing Tax Matters Partner (or if the existing Tax Matters Partners does not so act, the Acquiror (or its designee)) shall have the right to designate or appoint (such designation or appointment to be made in good faith) any individual or entity in the name and on behalf of such Member, as the Tax Matters Partner, with respect to any taxable year of the Company.

              (d) Overpayments and Underpayments. The parties hereby agree that in the event the Company makes distributions to Member pursuant to the terms of
Section 4.01(c)(v) of the Merger Agreement, the parties shall as promptly as practicable after the Closing determine whether the actual amount of Taxes owed by Member in respect of the net earnings of the Company (calculated in accordance with such Section) during the period from March 1, 2002 to the Closing Date (after taking into account Tax credits and other available Tax assets relating to the Company and provided that no distributions shall be permitted for any Taxes attributable to, or payable as the result of, (i) sales or other dispositions requiring the recognition of unrealized gains reflected on the balance sheet as of February 28, 2002 included in the Financial Statements (including any "short against the box" positions), (ii) Taxes payable in respect of any acceleration of Section 481 adjustments under the Code resulting from the transactions contemplated by the Merger Agreement or (iii) any other taxes payable as a result of the transactions contemplated by the Merger Agreement) is greater than (an "Underpayment") or less than (an "Overpayment") the amounts distributed to Member pursuant to Section 4.01(c)(v) of the Merger Agreement with respect to the period from March 1, 2002 to the Closing Date in respect to such Taxes, and, in the event of an Overpayment, Member shall promptly pay to Acquiror and, in the event of an Underpayment, Acquiror shall promptly pay to Member, the amount of such difference.

              17. Covenants Generally. (a) Member's covenants as set forth in Sections 5 through 16 of this Agreement are from time to time referred to herein as the "Covenants." If any of the Covenants is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such Covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining such Covenants (or part of such Covenants, as the case may be) shall not be affected thereby; provided, however, that if any of such Covenants is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such Covenant will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder.

              (b) Member understands that the provisions of the Covenants may limit Member's ability to earn a livelihood in a business similar to the business of the Firm.

              (c) Member acknowledges that a violation on Member's part of any of the Covenants would cause irreparable damage to the Firm. Accordingly, Member agrees that the Firm will be entitled to injunctive relief for any actual or threatened violation of any of the Covenants in addition to any other remedies it may have.

              18. Waiver and Release. (a) Member hereby irrevocably waives any right to contest the terms of each of this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, whether on the grounds of unequal or disparate treatment, inconsistency or conflict with the terms and provisions of the Operating Agreement (including, without limitation, any claim pursuant to Section 4.12 of the Operating Agreement relating to the employment of any member of the Company by the Firm following the Effective Time and any claim pursuant to Article XIII of the Operating Agreement), unfairness or for any other reason.

              (b) Member hereby irrevocably releases Acquiror, each and every affiliate, shareholder, subsidiary, partner, officer, member, director and employee of Acquiror and its affiliates in their capacities as such ("Releasees") from any claims, liabilities, costs, expenses, actions, suits or demands however arising, whether at law or in equity, contingent, known or unknown, which Member or his or her heirs, successors or assigns may have or assert, in respect of any interest in the Company (or the Company's predecessor) and its affiliates or arising out of any Membership Interest, or Member, partnership or employment relationship with the Company (or the Company's predecessor) or its affiliates (including claims for breach of any contract relating to employment, partnership status or compensation, or for discrimination based upon race, color, ethnicity, sex, age, national origin, religion, disability, sexual orientation, or any other unlawful criterion or circumstance) which Member or Member's heirs, successors or assigns may have or have had; provided that this release shall not extend to (i) agreements entered into hereunder or in connection with the transactions contemplated by the Merger Agreement and (ii) any conduct that resulted from a Releasee's bad faith, fraud or criminal act or omission. Member confirms that Member has been given a reasonable period within which to consider this release and its consequences and that Member has been advised prior to executing this Agreement to consult with any attorney or any personal or financial advisor Member chooses.

              19. Arbitration. Subject to the provisions of Sections 20 and 21 hereof, any dispute, controversy or claim between Member and the Firm arising out of or relating to or concerning the provisions of this Agreement, relating to or arising out of Member's employment with the Firm or otherwise concerning any rights, obligations or other aspects of Member's employment relationship in respect of the Firm ("Employment Related Matters"), shall be finally settled by arbitration in New York City before, and in accordance with the rules then obtaining of, the NYSE or, if the NYSE declines to arbitrate the matter, the American Arbitration Association (the "AAA") in accordance with the commercial arbitration rules of the AAA.

              20. Injunctive Relief; Submission to Jurisdiction; Specific Performance. (a) Notwithstanding the provisions of Section 19, and in addition to its right to submit any dispute or controversy to arbitration, the Firm may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the City of New York, whether or not an arbitration proceeding has theretofore been or is ever initiated, for the purpose of temporarily, preliminarily, or permanently enforcing the provisions of the Covenants, or to enforce an arbitration award, and, for the purposes of this Section 20, Member (i) expressly consents to the application of Section 21 to any such action or proceeding, (ii) agrees that proof will not be required that monetary damages for breach of the provisions of the Covenants would be difficult to calculate and that remedies at law would be inadequate and (iii) irrevocably appoints each General Counsel of Acquiror as Member's agent for service of process in connection with any such action or proceeding, who shall promptly advise Member in writing of any such service of process.

              (b) Each party hereto severally acknowledges that it will be impossible to measure in money the damage to the other party if the party hereto fails to comply with any of the obligations imposed by this Agreement and that every such obligation is material. Accordingly, each party hereto severally agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law.

              21. Choice of Forum. (a) Member and the Firm hereby irrevocably submit to the exclusive jurisdiction of any state or federal court located in the City of New York over any suit, action or proceeding arising out of or relating to or concerning this Agreement or any employment related matter that is not otherwise arbitrated according to the provisions of Section 19 hereof. This includes any suit, action or proceeding to compel arbitration or to enforce an arbitration award. This also includes any suit, action, or proceeding arising out of or relating to any post-employment Employment Related Matters. Member and the Firm acknowledge that the forum designated by this Section 21 has a reasonable relation to this Agreement, and to Member's relationship to the Firm. Notwithstanding the foregoing, nothing herein shall preclude the Firm from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of Sections 19, 20 or 21.

              (b) The agreement of Member and the Firm as to forum is independent of the law that may be applied in the action, and Member and the Firm agree to such forum even if the forum may under applicable law choose to apply non-forum law. Member and the Firm hereby waive, to the fullest extent permitted by applicable law, any objection which Member or the Firm now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 21(a). Member and the Firm undertake not to commence any action arising out of or relating to or concerning this Agreement in any forum other than a forum described in this Section 21. Member and the Firm agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon Member and the Firm.

              22. Choice of Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

              23. No Right to Employment. Nothing in this Agreement or the Merger Agreement shall confer upon Member the right to employment or continued employment by the Firm or affect the Firm's right to terminate such employment at will.

              24. Miscellaneous. (a) This Agreement and the Merger Agreement shall supersede any other agreement, written or oral, pertaining to the matters covered herein.

              (b) Notices hereunder shall be delivered to Acquiror at its principal executive office directed to the attention of its General Counsel, and to Member at Member's last address appearing in the Firm's employment records.

              (c) This Agreement may not be amended or modified, other than by a written agreement executed by Member and Acquiror or its successors, nor may any provision hereof be waived other than by a writing executed by Member or Acquiror or its successors; provided, that any waiver, consent, amendment or modification of any of the provisions of this Agreement will not be effective against the Firm without the written consent of Acquiror or its successors. Member may not, directly or indirectly (including by operation of law), assign Member's rights or obligations hereunder without the prior written consent of Acquiror or its successors, and any such assignment by Member in violation of this Agreement shall be void. This Agreement shall be binding upon Member's permitted successors and assigns. Without impairing Member's obligations hereunder, Acquiror may at any time and from time to time assign its rights and obligations hereunder to any of its subsidiaries or affiliates (and have such rights and obligations reassigned to it or to any other subsidiary or affiliate). This Agreement shall be binding upon and inure to the benefit of the Firm and its assigns.

              (d) Without limiting the provisions of Section 17(a) hereof, if any provision of this Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

              (e) Except as expressly provided herein, this Agreement shall not confer on any person other than Acquiror, the Firm and each Member any rights or remedies hereunder.

              (f) The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

              (g) This Agreement may be executed (including by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all such counterparts together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, each signatory hereto has caused this Agreement, including the written consent evidenced hereby, to be executed and delivered this ___th day of May, 2002.

                                   THE GOLDMAN SACHS GROUP, INC.


                                   By:__________________________________________
                                        Name:
                                        Title:

                                   WALTER N. FRANK & CO., LLC
                                   (with respect to Section 1(b) only)


                                   By:__________________________________________
                                        Name:
                                        Title:


                                   MEMBER


                                   _____________________________________________
                                   Name: